Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1— Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 29, 2025.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “the Company,” “we,” “our,” “ours,” “us” or similar terms refer to BIT Mining Limited, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a technology-driven cryptocurrency infrastructure company that is strategically transitioning our core business toward Solana (“SOL”) treasury operations. Leveraging our deep expertise in blockchain infrastructure, we are building an integrated ecosystem centered on SOL staking and ecosystem development.

On December 9, 2024, the Company completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin (“BTC”) mining machines in Ethiopia. After the first closing of acquisition, the Company acquired 51% equity interests in a cryptocurrency mining data center in Ethiopia (the “Ethiopia data center”). On July 14, 2025, the Company completed the second closing of the acquisition. In July 2025, the Company announced a strategic shift with its expansion into the Solana ecosystem.

Description of Key Statement of Operations Items from Continuing Operations

Revenues

The table below sets forth our revenues in aggregate and by service types after inter-segment elimination therein for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	US$	US$
	(in thousands)
Revenues:
Cryptocurrency mining	9,092	4,555
Data center	10,267	6,458
Total revenues	19,359	11,013

Cryptocurrency mining business

As of the date of this interim report, the total hash rate capacity of our Dogecoin (“DOGE”)/Litecoin (“LTC”) mining machines in operation is approximately 3,439.60 GH/s. For the six months ended June 30, 2025, we produced 10.5 million DOGE and 2,980 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$2.9 million.

Considerable uncertainty persists in the market despite the recent modest recovery and narrow growth in cryptocurrency asset prices. Facing this current environment, we remain determined to improve our quality and efficiency. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 336.10 PH/s. For the six months ended June 30, 2025, we produced 17.3 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$1.7 million. Cryptocurrency mining revenue from other cryptocurrencies, such as BEL, JKC, PEP and LKY, totaled approximately US$0.03 million.

Data center service

For the six months ended June 30, 2025, our 82.5 megawatt space at the Ohio Mining Site recognized approximately $6.4 million in service fee revenue, representing a decrease of US$3.9 million compared with the six months ended June 30, 2024, which was primarily due to discounts applied on hosting fees to retain certain customers.

Total revenues were US$11.0 million for the six months ended June 30, 2025, representing a decrease of US$8.4 million, or 43.3%, from US$19.4 million for the six months ended June 30, 2024. The decrease was mainly attributable to (i) higher computing power of the whole network in the six months ended June 30, 2025 compared with the computing power in the six months ended June 30, 2024, resulting in an increased difficulty in cryptocurrency mining activities; (ii) the decline in the price of the DOGE/LTC cryptocurrency from April to May 2025 led to the shutdown of machines; (iii) the maintenance of the machines led to a reduction in the number of machines on the shelves, and (iv) decreased hosting fee in order to retain certain data center customers.

Operating Costs and Expenses

The table below sets forth our operating costs and expenses for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	US$	US$
	(in thousands)
Operating Costs and Expenses:
Cost of revenue	14,984	16,319
Sales and marketing expenses	22	32
General and administrative expenses	6,721	8,194
Service development expenses	69	—
Total operating costs and expenses	21,796	24,545

Our operating costs and expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide. Our cost of revenue primarily consists of: (i) direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing online services and cryptocurrency mining business; (ii) depreciation of machinery and equipment related to cryptocurrency mining and data center services; (iii) amortization fees, which consist primarily of amortization of intangible assets arising from business combination and asset acquisition; and (iv) cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of promotional and marketing expenses, which primarily consist of expenses associated with various promotional events.

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) share-based compensation expenses; (ii) salary and benefit expenses for our management and general administrative employees; (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals; (iv) rental expenses; (v) office expenses, which consist primarily of office rental and other office administrative expenses; (vi) amortization fees, which consist primarily of amortization of intangible assets arising from asset acquisition; and (v) travel, communication and other business expenses, which consist primarily of expenses associated with business travels.

Service development expenses

Our service development expenses consist primarily of share-based compensation expenses.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited condensed consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the six months ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	US$	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Revenues	19,359	11,013
Operating costs and expenses:
Cost of revenue	(14,984)	(16,319)
Sales and marketing expenses	(22)	(32)
General and administrative expenses	(6,721)	(8,194)
Service development expenses	(69)	—
Total operating costs and expenses	(21,796)	(24,545)
Other operating income	7	3,144
Other operating expenses	(53)	(1,227)
Changes in fair value of cryptocurrency assets	1,974	(2,294)
Changes in fair value of payables settled by cryptocurrency assets	—	6
Operating loss from continuing operations	(509)	(13,903)
Other income (expense), net	138	(50)
Interest income	1	71
Gain from equity method investments	133	2
Gain from short-term investments	155	—
Changes in fair value of derivative instruments	103	70
Income (loss) before income tax from continuing operations	21	(13,810)
Income tax benefits	—	—
Net income (loss) from continuing operations	21	(13,810)
Income from discontinued operations, net of applicable income taxes	240	—
Gain on disposal of discontinued operations, net of applicable income taxes	18,687	—
Net income from discontinued operations, net of applicable income taxes	18,927	—
Net income (loss)	18,948	(13,810)
Less: Net income attributable to the non-controlling interests	—	89
Net income (loss) attributable to BIT Mining Limited	18,948	(13,899)
Other comprehensive income (loss):
Foreign currency translation loss	(115)	(10)
Other comprehensive loss, net of tax	(115)	(10)
Comprehensive income (loss)	18,833	(13,820)
Less: Comprehensive income attributable to non-controlling interests	—	89
Comprehensive income (loss) attributable to BIT Mining Limited	18,833	(13,909)

Earnings (losses) per share attributable to BIT Mining Limited -Basic and Diluted
Net income (loss) from continuing operations	0.00	(0.01)
Net income from discontinued operations	0.02	—
Net income (loss)	0.02	(0.01)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,119,383,655	1,601,626,031
Diluted	1,119,383,655	1,601,626,031

About Non-GAAP Financial Measures

As a supplement to net income (loss), we use the non-GAAP financial measure of adjusted net income (loss) which is U.S. GAAP net income (loss) as adjusted to exclude the impact of share-based compensation expenses, changes in fair value of derivative instruments, and changes in gain from short-term investments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income (loss). In addition, our definition of adjusted net income (loss) may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table:

	For the six months ended June 30,
	2024	2025
	US$	US$
	(in thousands, except for per share data)
Operating loss from continuing operations	(509)	(13,903)

Adjustment for share-based compensation expenses	995	851
Adjusted operating income (loss) (non-GAAP) from continuing operations	486	(13,052)

Net income (loss) attributable to BIT Mining Limited	18,948	(13,899)
Net income attributable to BIT Mining Limited from discontinued operations	18,927	—
Net income (loss) attributable to BIT Mining Limited from continuing operations	21	(13,899)
Adjustment for share-based compensation expenses	995	851
Adjustment for changes in fair value of derivative instruments	(103)	(70)
Adjustment for changes in gain from short-term investments	(155)	—
Adjusted net income (loss) attributable to BIT Mining Limited from continuing operations (non-GAAP)	758	(13,118)

Income from discontinued operations, net of applicable income taxes	18,927	—
Adjusted net income from discontinued operations (non-GAAP)	18,927	—
Adjusted net income (loss) attributable to BIT Mining Limited (non-GAAP)	19,685	(13,118)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,119,383,655	1,601,626,031
Diluted	1,119,383,655	1,601,626,031

Earnings (losses) per share (non-GAAP)-Basic
Adjusted net income (loss) from continuing operations (non-GAAP)	0.00	(0.01)
Adjusted net income from discontinued operations (non-GAAP)	0.02	0.00
Adjusted net income (loss) (non-GAAP)	0.02	(0.01)
Earnings (losses) per share (non-GAAP)-Diluted
Adjusted net income (loss) from continuing operations (non-GAAP)	0.00	(0.01)
Adjusted net income from discontinued operations (non-GAAP)	0.02	0.00
Adjusted net income (loss) (non-GAAP)	0.02	(0.01)

The six months ended June 30, 2025 compared with the six months ended June 30, 2024

Discussions below reflect results of operations related to continuing operations

Revenues

For the six months ended June 30, 2025, revenues were mainly comprised of revenues after inter-segment elimination from the cryptocurrency mining business of US$4.6 million and the data center business of US$6.4 million. For the six months ended June 30, 2024, revenues were mainly comprised of revenues after inter-segment elimination from the cryptocurrency mining business of US$9.1 million and the data center business of US$10.3 million. The decrease in cryptocurrency mining revenue was mainly attributable to (i) higher computing power of the whole network in the six months ended June 30, 2025 compared with the computing power in the six months ended June 30, 2024, resulting in an increased difficulty in cryptocurrency mining activities; (ii) the decline in the price of the DOGE/LTC cryptocurrency from April to May 2025 led to the shutdown of machines; (iii) the maintenance of the machines led to a reduction in the number of machines on the shelves, and (iv) decreased hosting fee in order to retain certain data center customers.

Operating Costs and Expenses

Our operating costs and expenses increased from US$21.8 million for the six months ended June 30, 2024 to US$24.5 million for the six months ended June 30, 2025, primarily due to the following:

Cost of revenue. For the six months ended June 30, 2025, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the cryptocurrency mining business of US$4.0 million and from the data center business of US$12.3 million. For the six months ended June 30, 2024, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the cryptocurrency mining business of US$6.0 million, and from the data center business of US$9.0 million.

The gross loss for the six months ended June 30, 2025 was US$5.3 million and the gross profit for the six months ended June 30, 2024 was US$4.4 million. For the cryptocurrency mining business, the gross profit for the six months ended June 30, 2025 and 2024 were US$0.5 million and US$3.1 million, respectively. For the data center business, the gross loss for the six months ended June 30, 2025 was US$5.9 million and the gross profit for the six months ended June 30, 2024 was US$1.3 million. The year-to-year change from gross profit to gross loss for the six months ended June 30, 2024 and June 30, 2025 was mainly attributable to a combination of lower hosting fee in order to retain certain data center customers and higher electricity price during the six months ended June 30, 2025.

General and administrative expenses. General and administrative expenses increased from US$6.7 million for the six months ended June 30, 2024 to US$8.2 million for the six months ended June 30, 2025, representing an increase of US$1.5 million, or 22.4%. The increase was mainly due to an increase of US$1.6 million in amortization of an intangible asset acquired from the acquisition of the Ethiopia data center.

Service development expenses. Service development expenses slightly decreased by US$0.1 million from US$0.1 million for the six months ended June 30, 2024 to nil for the six months ended June 30, 2025.

Other Operating Income

Other operating income was US$3.1 million for the six months ended June 30, 2025, representing a sharp increase of US$3.1 million, from nil for the six months ended June 30, 2024. The sharply increase was mainly due to an increase of US$2.7 million in amortization of unfavorable contact liabilities recognized from the acquisition of the Ethiopia data center.

Other Operating Expenses

Other operating expenses were US$1.2 million for the six months ended June 30, 2025, representing an increase of US$1.1 million, from US$0.1 million for the six months ended June 30, 2024. The increase was mainly due to an increase of US$1.3 million in cryptocurrency loss due to online scam.

Changes in Fair Value of Cryptocurrency Assets

Changes in fair value of cryptocurrency assets were negative US$2.3 million for the six months ended June 30, 2025, representing a decrease of US$4.3 million, from positive US$2.0 million for the six months ended June 30, 2024. The difference was attributable to the decrease of cryptocurrency prices during the period from January 1, 2025 to June 30, 2025, and an overall increase of cryptocurrency prices during the period from January 1, 2024 to June 30, 2024.

Operating Loss from Continuing Operations

As a result of the foregoing factors, we recorded operating loss of US$13.9 million for six months ended June 30, 2025, representing an increase of US$13.4 million, compared with operating loss of US$0.5 million for the six months ended June 30, 2024.

Income (Loss) before Income Taxes from Continuing Operations

Loss before income taxes from continuing operations was US$13.8 million for the six months ended June 30, 2025, showing a turn from profit to loss of US$13.8 million from income before income taxes from continuing operations of US$0.02 million for the six months ended June 30, 2024.

Income Tax Benefits

We recorded income tax benefits of nil for the six months ended June 30, 2024 and 2025.

Net Income (Loss) from Continuing Operations

As a result of the foregoing factors, we recorded net loss of US$13.8 million from continuing operations for the six months ended June 30, 2025, as compared to net income of US$0.02 million from continuing operations for the six months ended June 30, 2024.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by our operating activities and cash received from disposal of cryptocurrency assets. As of June 30, 2025, we had US$1.2 million in cash and cash equivalents.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiaries outside mainland China.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2025.

	Six months ended June 30,
	2024	2025
	US$	US$
	(in thousands)
Net cash used in operating activities	(12,143)	(16,979)
Net cash provided by investing activities	11,416	16,575
Net cash provided by financing activities	30	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(284)	(181)
Cash, cash equivalents and restricted cash at the beginning of the period	3,277	1,810
Cash, cash equivalents and restricted cash at the end of the period	2,296	1,225

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2025 was US$17.0 million, which was primarily attributable to (i) net loss of US$13.8 million adjusted by (ii) depreciation of property and equipment of US$5.4 million, (iii) changes in fair value of cryptocurrency assets of US$2.3 million, and (iv) amortization of intangible assets of US$2.2 million. Net cash used in operating activities for the six months ended June 30, 2025 was also attributable to (i) an increase in cryptocurrency assets of US$11.7 million, and (ii) a decrease in accrued expenses and other current liabilities of US$3.5 million.

Net cash used in operating activities for the six months ended June 30, 2024 was US$12.1 million, which was primarily attributable to (i) net income of US$18.9 million adjusted by (ii) depreciation of property and equipment of US$5.2 million, (iii) changes in fair value of cryptocurrency assets of US$1.7 million, and (iv) gain on disposal of discontinued operations of US$18.7 million. Net cash used in operating activities for the six months ended June 30, 2024 was also attributable to (i) an increase in cryptocurrency assets of US$14.9 million, and (ii) a decrease in accrued expenses and other current liabilities of US$1.5 million.

Net cash provided by investing activities

Net cash provided by investing activities for the six months ended June 30, 2025 was US$16.6 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$17.5 million, and offset by (ii) cryptocurrencies purchased using fiat currency of US$1.3 million.

Net cash provided by investing activities for the six months ended June 30, 2024 was US$11.4 million, which was primarily attributable to cash received from disposal of cryptocurrency assets of US$11.5 million.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 was nil.

Net cash provided by financing activities for the six months ended June 30, 2024 was US$0.03 million, which was attributable to proceeds from exercise of warrants of US$0.03 million.

Cash and Cash Equivalents

As of June 30, 2025, the Company had cash and cash equivalents of US$1.2 million, compared with cash and cash equivalents of US$1.8 million as of December 31, 2024.

Cryptocurrency Assets

As of June 30, 2025, the Company had cryptocurrency assets of US$3.6 million in aggregate, which comprised of 8 BTC, 808 ETH, 1.8 million DOGE, 0.3 million USDT and various other cryptocurrency assets, which were mainly generated from its cryptocurrency mining business.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this interim report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
●	developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;

●	general business, political, social and economic conditions in mainland China and the international markets we have operations; and

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.